INVESTOR DISCLOSURE PACKET

SYMBIHOM LLC

(a Delaware limited liability company)

$250,000

Simple Agreements for Future Equity

SYMBIHOM LLC

64 Siena Drive, Oakland, CA, 94605

August 18, 2022

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	SYMBIHOM LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 9, 2020
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	64 Siena Drive, Oakland, CA, 94605
Website Address	https://www.symbihom.com/

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.

- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Rebecca Möller	
All positions with the Company and How Long for Each Position	**Position:** CEO and Manager of SYMBIHOM LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Consultant on commercial design and construction, cost feasibility on high rise residential projects in the city of San Jose CA; Founded SYMBiHOM LLC, developed design for a prefabricated modular and successfully a modular prefabricated CA code compliant, CA Housing and Community Development approved garage conversion living unit; successful construction of a attached Studio Living Unit garage conversion in San Jose CA with another 1 bedroom detached garage conversion final permits and construction in Burlingame CA; master permits approved in the City of San Jose CA; master permits under review by the building department in the city of Fremont CA, digital marketing campaign being developed	
Principal Occupation During Last Three Years	CEO of www.rmoller.com; Founder CEO of SYMBIHOM LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** R. Moller and Associates Inc.	**Business:** Commercial Real Estate Consultancy

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Rebecca E. Möller

§227.201(d) – The Company's Business and Business Plan

Company Highlights

- **Success to date**. Developed design and secured manufacturing partner to build a modular, prefabricated garage conversion living unit. Constructed a studio conversion in San Jose, CA. A second, 1-bedroom in Burlingame, CA has approved permits and is under construction.

- **Incentive programs launched.** Implemented a $50,000 incentive program, in partnership with the City of San Jose, using Measure E funds for ADUs that maintain 100% Area Median Income (AMI) for 15 years.[1] In addition the California Housing Finance Agency (CalHFA) has approved SYMBiHOM as a preferred ADU provider statewide.[2] Homeowners can apply for a $40,000 grant to build an ADU. The state is holding training and information sessions for homeowners, a majority in the Bay Area.

- **Construction approvals in hand.** Approvals in place include compliance with CA codes and from CA Housing and Community Development (HCD) for off-site fabrication and HCD inspection with the same approval available in 48 states. Construction permits received in Burlingame, CA and master permits secured in the City of San Jose CA and under review by the building department in the city of Fremont CA.

- **Targeted marketing.** Mailing lists targeting owners of rental homes in permitted cities are in hand with a broader audience being purchased and developed. We're focusing on San Jose (~30,000 owners of single-family rentals) and Burlingame (~10,000 owners of single-family rentals) to start.

- **Engagement.** Created a video + newsletter campaign which is underway. A digital marketing firm has been engaged to further engage and expand our audience, focused on both demographics and need. A mailing list for 27,000 Santa Clara County Homeowners has been secured to which a newsletter brief with the Mayor of San José promotional video will be included

- **Financial progress.** Raised $460,000 pre-seed funds with $220, 000 in gross revenue to date.

- **Scaling up**. Plan to scale from 80 conversion kits sold in 2022 to 4,000 in 2026. Projections are based on distributions through contractors who will receive training and certification to install SYMBIHOM conversion kits in the San Francisco Bay region and expand to other regions per demand. It is worth noting that LA has approximately the same number of garages as the San Francisco Bay Area and that 30% of homeowners surveyed in our 2020 market survey indicated that an ADU was absolutely right for their home.[3]

   Other opportunities being pursued included a potential partnership with EQUFI.com, who will provide cash to equity rich homeowners to build a SYMBIHOM ADU, in exchange for a share of

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[1] https://siliconvalleyathome.org/action-fund/measure-e-frequently-asked-questions/
[2] https://www.calhfa.ca.gov/adu/
[3] Source: 2018 Comparative Housing Characteristics, U.S. Census Bureau; 2017 American Housing Survey (AHS), U.S. Census Bureau; National Association of Home Builders Housing Opportunity Index (HOI)

the equity in their home; and working on a pilot program with the CEO of County of Santa Clara County [Steve Preminger] and the office of aging [Diana Miller].

- **Female founder.** Last year, businesses solely led by women attracted just 2.3% of all capital raised by venture-backed firms in the U.S.[4]

The Mission

SYMBIHOM LLC (the "Company") is on a mission to increase workforce rental housing, homeowner's income, facilitate aging in place and provide multi-generational living at low cost.[5]

Rebecca Moller was inspired with the idea of a scalable solution for one of the largest issues facing the nation - affordable workforce housing.[6] She saw a critical need that could not be addressed through traditional means and decided to pivot her real estate career to address the workforce housing shortage, starting in the state of California. Specifically, her passion is to provide the ability by which working class families and essential workers have the opportunity to live in the communities they serve, as well as provide an added income to homeowners. SYMBiHOM is a scalable, geographically agile solution to provide moderately priced rental housing within already existing communities; an untraditional method to real estate development--a garage that has been converted into a modern upscale commercial class, yet affordable, living space.

The population of the San Francisco Bay Area has increased by more than 1.5 million people since 1990. We've added nearly 1 million jobs in that time. But traditional construction has failed to keep pace with that growth. On average, the Bay Area has added 2 jobs to the economy for every available housing unit.

Housing permit rates in our community lag behind other comparable cities, and home prices have reached record highs throughout the region - there is just not enough to go around.[7]

We designed our patent pending prefabricated modular State approved Conversion ADU to fill the need for homeowners' added income, workforce housing, multigenerational living and simplified aging in place by making it simple, convenient, and affordable for homeowners in the Bay Area to convert their existing under-utilized space into high-quality housing. We've done all the hard work - our unit complies with all applicable state and local codes, is delivered fully fabricated, and installs in less than 4 weeks. Now, we're looking for homeowners and commercial property owners who are ready to join the mission by turning their extra space into opportunity - for additional income, for additional living space, and for hard-working members of our community looking for a secure housing solution.

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[4] https://pitchbook.com/news/articles/the-vc-female-founders-dashboard

[5] https://www.symbihom.com/

[6] https://www.linkedin.com/in/rebeccamoller/

[7] https://nlihc.org/gap

Our commitment is to address the workforce housing shortage in the state of California and build strong, inclusive communities by repurposing existing real estate in communities to a higher and more meaningful use.

The Problem

"California state law recognizes that local governments play a vital role in developing affordable housing. In 1969, the state mandated that all California cities, towns and counties must plan for the housing needs of our residents—regardless of income."

This state mandate is called the Housing Element and Regional Housing Needs Allocation (RHNA). As part of RHNA, the California Department of Housing and Community Development (HCD) determines the total number of new homes the Bay Area needs to build—and how affordable those homes need to be—in order to meet the housing needs of people at all income levels." [8]

Cities need to meet RHNA mandates. Institutions and corporations need to ensure that workforce housing is available to attract and retain young talent and to grow.[9] Home ownership is unaffordable for the average earner. An aging population needs to age in place with income to assist them. In California, one in three homeowners and renters are cost burdened, spending > 50% of their income on housing. [10] [11] 3.5 million market rate and affordable housing units are needed in California alone.[12] [13] New multifamily construction cannot meet demand.[14] Workers cannot afford to live near work and half of our aging population needs an income subsidy. To make matters worse, the COVID-19 pandemic increased homeowner need for additional income.[15]

Increased land cost, land use laws, permitting, development processes, and rising construction costs have slowed the rate at which traditional new residential density can be built. In short, demand outweighs supply—most notably in metro areas where a lack of affordable housing has forced workers far away from their employers. At the same time, real estate prices continue to rise nationally.

The Solution

<u>Transform garages and increase workforce housing, homeowner income, multifamily living and aging in place with income.</u>

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[8] https://abag.ca.gov/our-work/housing/rhna-regional-housing-needs-allocation

[9] https://www.wpusa.org/files/reports/CashingInOnRenters.pdf, https://sanjosespotlight.com/more-than-20-measures-headed-to-santa-clara-county-voters/

[10] Harvard Joint Center for Housing Studies, 2017, Mapped data in Appendix attachment

[11] https://sf.curbed.com/2018/5/24/17391616/san-francisco-affordable-housing-report-2016-2017-bay-area

[12] https://www.bloomberg.com/graphics/2019-california-housing-crisis/

[13] https://www.citylab.com/equity/2017/03/americas-affordable-housing-shortage-mapped/518391/

[14] https://sanjosespotlight.com/map-san-jose-is-far-behind-on-sam-liccardos-affordable-housing-goal/

[15] https://homeownershipmatters.realtor/issues/evictions-suspended-for-renters-and-homeowners-due-to-covid-19/

SYMBIHOM LLC (the "Company") has developed the SYMBIHOM GARAGE CONVERSION ADU ("SYMBIHOM ADU"), a modular living unit 'kit'.

The SYMBiHOM ADU converts a 1, 2 or 3 car garage into an upscale commercial grade living space built to make micro-living feel like luxury living. A garage can become an opportunity for additional income, additional living space, a home for an essential member of your community, or a place to age in place simply.

The Company has enlisted an ecosystem of service providers to serve each homeowner in a variety of ways. Providers can help with the decluttering process, removal of unwanted items, installation of alternate storage, legal counsel on managing tenant pre-qualifications and lease agreements, and even property management.

SYMBIHOM ADU floor plans are designed to maximize built-in storage and spaces for convertible furniture to maintain a sleek and uncluttered look. Depending on the size of the garage, the ADU can be a studio, 1-bedroom, or 2-bedroom living unit with a full bathroom and kitchen. Each ADU features modern finishes, a full suite of appliances, and many potential sources of natural light (like pivot doors mocking a glass garage door front, or large windows to replace your current garage door.) Utility connections are made to the home's existing utilities. In addition, the SYMBIHOM ADU can be removed to return the garage to its original use.

The SYMBIHOM ADU is approved by The California Department of Housing and Community Development (HCD), which oversees alterations of existing manufactured homes required to bear a U.S. Department of Housing and Urban Development (HUD) label.[16] It is built off-site and then assembled in an existing garage, quickly converting the garage into a commercial grade living unit. This solution leverages California laws which classify the SYMBIHOM ADU as an Accessory Dwelling Unit (ADU) exempt from zoning or parking ordinances.[17]

Each SYMBIHOM ADU provides +/- 500 sf of living space and is installed with a pre-approved permit to fit right inside the garage. Each unit takes two days to prep and just two weeks to install and can provide:

- Additional income to homeowners
- Workforce housing
- Multi-generational living OR
- An aging in place with income solution

With its SYMBIHOM ADU, the Company provides an end-to-end service to homeowners, municipalities, institutions and corporations and offers the following features:

Turnkey. Removes guesswork, complexity and risks associated with construction.

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[16] https://www.hcd.ca.gov/

[17] https://www.hcd.ca.gov/policy-research/docs/adu_december_2020_handbook.pdf

Profitable. Homeowners increase income, communities attract and retain a workforce, and everyone enjoys reduced traffic since more people can be housed close in.

Scalable. Fast to deploy and scalable to multiple markets.

In order to streamline financing the Company offers two financing solutions to homeowners:

Equity purchase. We have aligned the Company with a third-party financial institution which provides funds to the homeowner based on their existing home equity. These funds can then be used to fund the purchase of a SYMBiHOM ADU. In addition to the value of the home appreciating with the added livable space, the investment in the SYMBIHOM ADU if rented is expected to double over 15 years with regular recurring income.

Lease agreements. Tenant lease agreements and management services to the homeowner through a third-party service provider. Institutions can lease garages as a 15-year land lease, and then offer the unit (along with management of it) to employees as part of their employment package. The homeowner can renew the lease with the Institution, furthering long term stable income.

Our partners and process

SYMBiHOM's contracted team consists of data analysts, logistics manager, project managers, carpenters and finishers along with licensed plumbers and electricians. All highly skilled, dependable and backed with a solid performance history. We have four field team categories - Site Assessment / Contracts, Utility Connection, ADU Installation and ADU Finishes.

The Company has a statewide master permit to build its units at an USA off-site location. The modular unit is then delivered to the homeowner in each municipality, the master permit allows for an expedited site-specific permit process. To ensure timely project completion and commitment to quality, each installation is overseen by a SYMBiHOM project lead to supervise the certified installation agents.

A national light gauge steel panel manufacturer with over 20 years of experience on commercial construction projects, partnered on the development of the SYMBiHOM modular product. They have manufactured the first two SYMBIHOM ADUs, and we have a contract with them to manufacture a minimum of 2500 additional ADUs.

We have partnered with ALOM, an award-winning, woman-owned global supply chain and logistics management firm, to ensure that materials are acquired and delivered with precision and timeliness. [18] ALOM worked with SYMBIHOM to develop a team that specializes in construction materials. Operating out of 19 locations across the globe, Alom implements technology-driven supply chains ensuring that each order, no matter how complex or challenging, is seen through to completion.

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[18]https://www.prweb.com/releases/alom_receives_highest_achiever_recognition_at_2022_manufacturing_leadership_awards/prweb18782694.htm

Additionally, each SYMBIHOM ADU is inspected by the CA Department of Housing and Community Development during assembly and receives proof of compliance, via an insignia, that can be viewed on site by any local building official.[19]

Finally, the Company has partnered with a national transportation company, JIT Transportation, to optimize the receipt of materials, then organize and deliver the entire SYBMBiHOM ADU to its destination, with all components accounted for and intact.[20] Our logistic partner is a company with a proven track record of delivery of time sensitive shipments with immediate response and guaranteed turnaround times.

All intellectual property is owned by SYMBiHOM LLC.

The Pipeline

The San Francisco Bay Area alone has approximately 1.2 million single-family owner-occupied homes with garages.[21] The Los Angeles market offers similar numbers. In a Market Survey of single-family homeowners with attached garages of which there are 600K [600K detached], 37% of respondents indicated they had 'Strong Interest in converting their garage into an ADU, while 20% indicated 'Moderate Interest'. At 37% adoption, the market opportunity is $90 billion. The Company estimates that if it transforms 2.5% of the 37% within the next five years in the San Francisco Bay Area alone, this will result in an estimated $2.25 billion market opportunity. See Exhibit A - Business Plan, pages 14 - 16 for details of this market survey.

Our initial customer acquisition strategy focuses on cities, institutions and corporations who need affordable workforce housing—and interested homeowners seeking an additional revenue stream to combat the high cost of home ownership. Institutional and corporate funds are available to underwrite the low capital expenditure to then aggregate a quantity of housing units dedicated to the institutions' use and accelerate adoption in communities providing a zero out of pocket expense with recurring income to the Homeowners. This creates a rapid scaling wholesale approach to the sale of our units. Alliance partners, located in various geographical locations, each of whom is licensed and insured, will be certified to prep each garage and install the SYMBIHOM ADU throughout the State of California.

The Company is also developing SYMBIHOM Reef to quickly find their market. SYMBIHOM Reef is a matchmaking software currently in development. With it we will be able to collect community data to determine supply and demand, and to match employers with potential installation locations for the SYMBIHOM ADU. A non-provisional patent has been filed for SYMBIHOM ADU. All IP is owned by the Company.

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[19] https://www.hcd.ca.gov/manufactured-and-factory-built

[20] http://www.jittransportation.com/

[21] Source: 2018 Comparative Housing Characteristics, U.S. Census Bureau; 2017 American Housing Survey (AHS), U.S. Census Bureau; National Association of Home Builders Housing Opportunity Index (HOI)

Existing stand-alone backyard ADU units come with an installation cost of $250 - $650,000 and a lengthy 27-year real estate depreciation. In contrast, the SYMBIHOM ADU is sold and installed for an estimated $175,000 to $220,000, is considered a personal asset, and can be depreciated over 15 years. The low cost of the SYMBIHOM ADU also allows for easier financing, lower tax assessment (because it does not add to the square footage of the property but is rather a remodel of existing) and greater ROI.[22]

Presently, we know of no other ADU providers that are capable of building commercial grade low-cost living units by converting the garage in three weeks.

Revenue Model

SYMBiHOM'S revenue model is planned to be 100% sale to homeowners. The State of California and a number of cities offer incentive grants to build ADU's, in order to reduce the cost of housing and to encourage housing supply.

We've calculated Company's Total Addressable Market (TAM) based on the number of homes in the San Francisco Bay Area. The San Francisco, Hayward, Oakland Metro Area has 1.8 million homes, San Jose, Sunnyvale Santa Clara California Metro Area has .67 million homes, and the entire San Francisco Bay Metro Area has approximately 3 million housing units of which approximately 45% are rentals and 55% owned. 95% of these homes (1.14 million) are single family and 1.2 million overall homes (including townhomes) have garages.

See Exhibit I for detailed Bay area housing statistics.

Without including the institutional housing needs in this market and based on our survey results [Link to this], these 1.14 million single family homes project a market share of 185,000 homeowners who are very interested in our solution and another 100,000 who are moderately interested.

With funding to support staff and marketing efforts, we project being able to sell 60 units this year, 480 units in 2023, 1,000 in 2024, 2,000 in 2025 and increasing to 4,000 in 2026, (with expanded reach beyond the Bay area), by creating a SYMBiHOM ADU KIT that contractors can purchase and install.

Eventually we anticipate that institutions will underwrite the cost of these units and lease from each homeowner for a 15-year period to meet their employment needs, providing additional equity value to the homeowner and additional recurring income.

The Finances.

We estimate that the Company will have assets of approximately $600 million and cash balance of over $400 million at the end of five years. Startup operations have been and will continue to be funded by seed equity in the early years. That equity has been raised from our founder and through a friends and family offering and will be supplemented by this Reg CF offering. Since we started operations in 2020, we have

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[22] https://www.newavenuehomes.com/blog/costs-to-design-and-build-adus

deployed founder equity and loans of $550,436 and $400,000 of the additional $500,000 in seed funds raised. $220,000 of revenue has been earned to date.

We expect to expand our employees from 2 to 10 over the next year, and complete 60 garage conversions this year with another 200 next year. After that, as we start to distribute kits to certified contractors, we expect growth to double each year.

As we grow, we'll be able to fund our operations through cash from revenues. Once this offering is complete, we plan to raise further funds to meet our total goal of $2 million through additional high net worth equity.

The table on page 19 of Exhibit A, our business plan, reflects projections for the Company over the next five years.

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life		Underserved community	✓
Walkable		Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor		Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓





About the Entrepreneur

Rebecca Moller was inspired by the idea of a scalable solution for one of the largest issues facing the nation - affordable workforce housing.[23] She saw a critical need that could not be addressed through traditional means and decided to pivot her real estate career to address the workforce housing shortage, starting in the state of California. Specifically, her passion is to provide the ability by which working class families and essential workers have the opportunity to live in the communities they serve, as well as provide an added income to homeowners. SYMBiHOM is a scalable, geographically agile solution to provide moderately priced rental housing within already existing communities; an untraditional method to real estate development--a garage that has been converted into a modern upscale commercial class, yet affordable, living space.

[23] https://www.linkedin.com/in/rebeccamoller/; https://www.rmoller.com

Rebecca has served in senior roles within large commercial construction companies nationally providing innovative design-build acumen and leadership to successfully plan and execute projects for national and global clients. In 1997 she founded R. MÖLLER, Inc., which provided project management services to Fortune 500 Companies, such as General Electric, Verizon and IBM Global Services. From start to finish, Rebecca has overseen more than 22 million square feet of commercial real estate worth over $10 billion in critical construction projects nationally.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for SYMBIHOM LLC, which converts garages into ADUs. The funds raised will be used to increase the core team, marketing reach, operations, legal and professional fees.

We are trying to raise a maximum of $250,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm on February 1, 2023, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,100 or $1,200, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on January 30, 2023, EST (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About your investment.

The 'securities' we are selling are Simple Agreements for Future Equity, or SAFEs. A SAFE doesn't really have a 'price' the way a share of stock or limited liability interest does. If you invest $1,000 you get a SAFE with a face amount of $1,000, and so forth.

If the Company raises money in the future from the sale of its shares (common or preferred) for a fixed price, where the Company receives gross proceeds of at least $1,000,000, then your SAFE will convert into that same type of shares (common or preferred). The price of the conversion will be 80% of the price paid by the new investors.

For example, if the new investors pay $1,000 per share, your shares will be converted at $800 per share.

EXAMPLE: Suppose you invest $5,000 in our SAFE, and an investor makes a $2 million investment at the price of $1.00 per share. Your SAFE will convert into 6,250 shares of Series A SAFE preferred shares (as described in the SAFE) as follows:

Type of Shares	Series A Preferred Shares
Price Based on 20% Discount	$0.80/share
Amount of SAFE	$5,000.00
Number of Shares Received	6,250 shares

If the Company liquidates before it raises at least $1 million in gross proceeds for additional Company total shares, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be behind the rights of the Company's creditors, and on a par with others who hold SAFEs or preferred stock.

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. For example, you do not have the right to receive any dividends for as long as you own your SAFE.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 1 employee.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $100,000

Offering Deadline   February 1, 2023

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose

	commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.
	___X___ We will accept subscriptions on a first-come, first-served basis.
	_____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Marketing / Advertising	$50,000
Staffing / Professional Fees	$50,000
TOTAL	**$100,000**

If we raise the maximum goal of $250,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$100,000
Pre-purchase of long lead electrical connectors	$50,000
PR / Marketing and Advertising	$50,000
Staffing / Professional Fees	$50,000
TOTAL	**$250,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[24] See also the Investment Agreement attached, Exhibit C: Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The 'securities' we are selling are Simple Agreements for Future Equity, or SAFEs. A SAFE doesn't really have a 'price' the way a share of stock does. If you invest $250 you get a SAFE with a face amount of $250, and so forth.

§227.201(m) – Terms of the Securities

We are offering securities in the form of a Simple Agreement for Future Equity, SAFE. The principal terms of our SAFE are as follows:

Conversion on Future Equity Raise

---

[24] www.smallchange.co

The 'securities' we are selling are Simple Agreements for Future Equity, or SAFEs. A SAFE doesn't really have a 'price' the way a share of stock or limited liability interest does. If you invest $1,000 you get a SAFE with a face amount of $1,000, and so forth.

If the Company raises money in the future from the sale of its shares (common or preferred) for a fixed price, where the Company receives gross proceeds of at least $1,000,000, then your SAFE will convert into that same type of shares (common or preferred). The price of the conversion will be 80% of the price paid by the new investors.

For example, if the new investors pay $1,000 per share, your shares will be converted at $800 per share.

EXAMPLE: Suppose you invest $5,000 in our SAFE, and an investor makes a $2 million investment at the price of $1.00 per share. Your SAFE will convert into 6,250 shares of Shadow Series A Preferred Stock (as described in the SAFE) as follows:

Type of Shares	Series A Preferred Stock
Price Based on 20% Discount	$0.80/share
Amount of SAFE	$5,000.00
Number of Shares Received	6,250 shares

Liquidation

If the Company liquidates before it raises at least $1 million in gross proceeds for additional Company total shares, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be behind the rights of the Company's creditors, and on a par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. For example, you do not have the right to receive any dividends for as long as you own your SAFE.

Limits on Transfers

SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:

- A SAFE may not be transferred without the Company's consent.[25]

---

[25] See Exhibit D: SAFE, Section 7: The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole

- If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.[26]
- Even if a sale were permitted, there is no ready market for SAFEs, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the SAFE except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Preemptive Rights

The holders of the SAFEs do not have preemptive rights.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

Other Classes of Securities

The Company has only one other class of securities outstanding, limited liability company interests denominated as "Units."

- Owners of the Units have the right to receive all distributions from the Company.
- Owners of the Units do not have the right to vote as such but do have the right to remove Managers with or without cause.
- Owners of the Units do not have preemptive rights.

The Person Who Controls the Company

Rebecca Möller owns substantially all of the interests in the Company, therefore, Ms. Möller effectively controls the Company as a Member and the sole Manager.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to raise capital for the Company and, if so, on what terms.
- The Manager decides whether and when to sell the Company, which affects when (if ever) you will get your money back.
- If the Manager sells the Company "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the Company "too late," you could miss out on a favorable market.

---

discretion of the Company, provided that if the Investor is an individual, this SAFE may be assigned by the Investor to his or her estate upon death.
[26] See Exhibit D: SAFE, Section 8

- The Manager decides when to make distributions, and how much.
- You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Company.
- The Manager could decide to hire herself or her relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the Company. A refinancing could raise money to distribute, but it could also add risk to the Company.
- The Manager decides how much of her own time to invest in the Company.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Rebecca Moller	$210,125	10 %	N/A	Loan from founder
Chase Ink & CapOne Spark	$31,328	0 %	N/A	Zero Interest Credit Card

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors including lawyers, financial analyst, public relations company, architect and engineer, of about $173,648 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 18 2021	Rule 506(b)	Other	$460,000	End to end cost to build the Studio Model in San Jose, plan review and permit fees, Legal costs, Laser Equipment & Software, Computers, Professional and Liability Insurances, Rent, OH, Legal for Patents, Engineers Fees
June 18, 2021	Rule 506(b)	Convertible Note	$20,000	Build model SYMBIHOM ADU

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or

- o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None	N/A			

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability Company Act on June 9, 2020. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters and some initial installations of ADUs. We have some initial revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to increase the core team, marketing reach, operations, legal and professional fees, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will try to raise funds through other avenues.

Capital Resources

As of now, we have purchased some equipment and entered into several financing agreements.

We expect that sales gross revenue will include profit and a percentage of overhead to cover ongoing costs. Other than the proceeds we hope to receive from the Offering, our only other source of capital planned may be financed loans as project contracts are executed .

Historical Results of Operations

The Company is in the process of launching operations, with research complete, product designed and some installation of ADUs complete and more underway. Webpage improvements to optimize traffic and engagement, along with an advertising and marketing campaign are also underway.

Changes and Trend

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit H: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.symbihom.com/ no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing*. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has nothing else to add.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: THE BUSINESS PLAN

SYM: attached to roots beginning with

BIOME: a large naturally occurring community ... habitat



SYMBiHOM

Home Value. Blooming Community.©



'It all started when she saw a novel, replicable solution that would create housing at scale'...

Rebecca E Möller, Founder

SYMBiHOM



REBECCA E MÖLLER
FOUNDER / CEO

“Proven Leadership, While Creating Novel Solutions”

SYMBiHOM was founded in 2020 by Rebecca E. Möller, a veteran of the commercial construction and real estate development industry. Rebecca has managed **22 million square feet of large commercial and residential real estate development and construction projects, from concept to completion**, across the USA for Fortune 500 Companies, leading teams on some of her client’s most challenging projects.











TCR TRAMMELL CROW RESIDENTIAL | verizon | GE | IBM | ALCOA

3

SYMBiHOM

Rebecca has taken her experience in the successful delivery of complex multi-million-dollar projects **and made it her mission to create a scalable platform for workforce housing in existing communities**.

In her pursuit to create high-rise residential units in Silicon Valley, she came to realize that **traditional methods of real estate development would never satisfy the demand** for Workforce Housing and certainly not at an affordable rent.



REBECCA E MÖLLER
FOUNDER / CEO

WE PROVIDE ECONOMIC WORKFORCE RENTAL UNITS MULTI-GENERATIONAL LIVING AND AGING IN PLACE SOLUTIONS IN UNAFFORDABLE MARKETS



PROBLEM: NO AFFORDABLE WORKFORCE HOUSING NEAR EMPLOYMENT, AFFORDABLE AGING IN PLACE OR MULTIGENERATIONAL SOLUTIONS



3.5M Market Rate & Affordable units needed in CA [1]



New multifamily construction cannot meet demand [2]



Workers cannot afford to live near work; ½ our aging population needs income subsidy[3 & 4]

SYMBIHOM

SYMBIOTIC SUPPLY AND DEMAND



1 in 3 Homeowners Spend 50%+ Income on Housing [5]



**1 in 3
Renters
Spend 54%+Income on Rent** [6]



COVID-19 Increased Homeowner Need for Additional Income; Home Price Increase 2022; Rent Increase 560% 1st Quarter 2022 [7]

END TO END SERVICE TO HOMEOWNERS, MUNICIPALITIES, INSTITUTIONS AND CORPORATIONS



TURNKEY

removes guesswork, complexity & risks associated with Construction



PROFITABLE

homeowners increase income & communities attract & retain a workforce & reduces traffic



SCALABLE

The solution is Fast to deploy and truly scalable to multiple markets

SYMBIHOM







REMOVABLE FACTORY PREFAB UNIT INTO AN EXISTING GARAGE SYMBIHOM NOOK™

- Pre-Fabricated, +/- 500 SF Accessory Dwelling Unit (ADU)
- Pre-approved permit
- Fits Inside the Garage
- 2-day prep / 6-day install

DATA DRIVEN TENANT / LANDLORD MATCHMAKING SYMBIHOM REEF™

- Homeowners
- Communities
- New Residents
- Identification of eligible Single Family Homes & Match Community's need

ALL INCLUDED HASSLE-FREE TURNKEY PRE-APPROVED FOR OCCUPANCY

- All legal, streamlined process
- Homeowner earns monthly income
- Highly qualified workforce Tenants
- Aligned with schools, hospitals, municipalities & tech needs

GARAGE REPURPOSED = ADDITIONAL INCOME = WORKFORCE HOUSING OR MULTI-GENERATIONAL LIVING OR AGING IN PLACE WITH INCOME

SYMBiHOM

THE MARKET

REFERRALS / BUYERS



Sales:
Property Management / Real Estate
Referring Agents

Buyers:
School Districts, Municipalities & Corporations
to Attract Young Workers, Homeowners Needing
Income [11, 12, 13]

Tenant:
Rental Apps, Municipalities & Institutions
Employee Housing

BENEFACTORS



Homeowners:
Attracted by Income & Increased
Home Value at no cost when garage is Leased

Municipalities:
Institutions and Corporations have Affordable
Housing for their incoming Workforce

Tenant:
affords to live close to employer;
high quality of life

VERY SCALABLE



Fast deployment of rental units in existing
neighborhoods

Offer a 'low cost' in exchange for higher
Net Recurring Income or Affordable
Housing

10



SYMBIHOM ECONOMICALLY INCREASES HOUSING TO CREATE AFFORDABLE WORKFORCE RENTALS, MULTI-GENERATIONAL LIVING AND AGING IN PLACE.

WE INCREASE HOMEOWNERS' REAL ESTATE VALUE, ADD RECURRING INCOME WHILE HELPING THE COMMUNITY BLOOM.

**PURCHASE
REVENUE MODEL
TURNKEY
HASSLE-FREE
TO OWNER OR
LEASE HOLDER**



1. SYMBiHOM COMMUNITY MATCHMAKING WITH CORPS, MUNICIPALITIES, HOSPITALS, ETC* AND HOMEOWNERS

2. LEASE OR SALE AGREEMENT FINANCING IN PLACE BY INSTITUTION OR HOMEOWNER

3. SYMBiHOM MASTER PERMITS IN PLACE; SPECIFIC SITE PERMIT WITH THE MUNICIPALITY PER LOCATION EXPEDITED

4. GARAGE PREP, ULITLIY HOOK UP, SYMBiHOM™ ADU DELIVERED, INSTALLED FINISHED AND SIGNED OFF

5. MUNICIPALITY, INSTITUTIONS OR CORPORATION PROVIDES HOUSING FOR EMPLOYEES OR HOMEOWNER FOR AGIING IN PLACE OR MULTIGENERATIONAL

6. PROPERTY MANAGEMENT 3RD PARTY WITH LEASE HOLDER & MAINTENANCE ON BEHALF OF THE INSTITUTION OR HOMEOWNER PAID TO SYMBiHOM

*CORPS, MUNICIPALITIES, HOSPITALS, ETC ARE REFERENCED AS 'INSTITUTION"

1.2 MILLION SINGLE FAMILY OWNER/OCCUPIED HOMES WITH GARAGES IN THE BAY AREA [10]

PILOT MARKET
CONVERTING 15,000 BAY AREA GARAGES INTO HOUSING IS A

$2.3 B OPPORTUNITY

OUR MARKET STUDY YIELDED A 37% ABSOLUTE 'YES' WITH ANOTHER 20% INTEREST ASKING FOR A CONSULTATION

[assuming $150k-$175k for SALES model]
In the SF Bay area **only**; scalable to other markets

MARKET SURVEY SETUP 2020

- SYMBiHOM SURVEYED 375 BAY AREA HOMEOWNERS JULY 2020

- ALL QUALIFIED RESPONDENTS OWN AND LIVE IN A HOME LOCATED WITHIN THE GREATER BAY AREA, IS A DETACHED SINGLE-FAMILY DWELLING AND HAS AN ATTACHED GARAGE SUITABLE FOR INSTALLATION OF THE SYMBiHOM NOOK.

- WE ARE TARGETING THE >1M* ATTACHED SINGLE-FAMILY HOMES BUILT AFTER 1970 WITH ATTACHED GARAGES.

- 5% MARGIN OF ERROR WITH A CONFIDENCE INTERVAL OF 95%.

*2017 (latest data available) American Housing Survey from the U.S. Census Bureau

TO GAUGE GENERAL INTEREST IN THE SYMBiHOM CONCEPT WE EDUCATED THE RESPONDENT WITH THE FOLLOWING DESCRIPTION OF THE PRODUCT:

Major cities in California have a severe local rental housing shortage for health care, teachers, and/or public service professionals.

Many urban homeowners have substantial equity value in their homes that they would like to convert into income.

GARAGEHOME is a new company with a solution:

1) Affordable and convenient rental housing for working professionals

2) A new way for homeowners to generate monthly rental income by converting their garage into a legal, safe living space that can be rented out and easily be converted back into a garage



MARKET SURVEY RESULTS 2020



HOW APPEALING IS THE SYMBIHOM CONCEPT OF
GAINING MONTHLY RENTAL INCOME FOR CONVERTING YOUR GARAGE?

Very Appealing
28%

Very Unappealing
11%

Unappealing
15%

Neutral
19%

Appealing
27%

NOTE: SIMILAR RESPONSE IN LA
MARKET SIZE IN LA = SF BAY AREA

MARKET SURVEY RESULTS 2020



LAST QUESTION!
HOW INTERESTED ARE YOU IN YOUR PREFERRED OPTION?

6%
I'm not interested

4%
I'm not interested
but I know
someone who
might be...

37%
Strong Interest - I think
an ADU would be an
excellent option at my
home

33%
Slightly - I would like
to learn more about
the details

20%
Moderately - I would like
to meet with a
Symbihom consultant to
understand the full
program and my options

NOTE: SIMILAR RESPONSE IN LA
MARKET SIZE IN LA = SF BAY AREA 8

Source: 2018 Comparative Housing Characteristics, U.S. Census Bureau; 2017 American Housing Survey (AHS),
U.S. Census Bureau; National Association of Home Builders Housing Opportunity Index (HOI)

COMPETITOR ANALYSIS



	SYMBIHOM PRIMARY	**UNITED DWELLING** SECONDARY	**ADU FABRICATOR* / LOCAL CONTRACTOR** DISTANT
MISSION DRIVEN TO PROVIDE AFFORDABLE HOUSING	✓	✗	✗
EXCLUSIVE FOCUS ON GARAGE CONVERSIONS	✓	✗	✗
COMPREHENSIVE PERMITTING, ZONING SUPPORT ON DETACHED GARAGE ONLY	✓	✓	✗
HOMEOWNER/TENANT MATCHMAKING SOFTWARE	✓	✓	✗
RENTAL INCOME GUARANTEE	✓	✗	✗
REDUCED TIME TO INSTALLATION	✓	✗	✗
ESTIMATED CONSTRUCTION INSTALL TIME	3 WEEKS [AFTER PERMITS]	ADU: 12-24 WEEKS	UNKNOWN
ALL-IN PURCHASE PRICE	$175K- $200K	$0	EST. $250K-$650K [9]
UP-FRONT HOMEOWNER COST LEASE (APPROX.)	$0		20% - 50% DOWN

6/30/22

SYMBIHOM

RAISE: $2 MILLION PRE-SEED, $20 MILLION VALUATION

RAISED: $500,000 RAISED IN 2021 /22

FIRST MODEL: COMPLETED OCT 2021

TARGET: SALE PRICE $175K – $200K BASED ON SIZE; 60 UNITS, 2022

P&L PROJECTION

SYMBIHOM 100% Sale Model; NO Leases

Sales Projections	2022	2023	2024	2025	Exit
Date					
Units / yr	*60*	*480*	*1000*	*2000*	*4000*
Amount Underwritten Through Lease Finance	-	-	-	-	-
Rent Received/Lease Model In Leased Year	-	-	-	-	-
Sales/Sale Model	9,150,000	73,200,000	152,500,000	320,000,000	640,000,000
Total Revenue	9,150,000	73,200,000	152,500,000	320,000,000	640,000,000
Finance Fee	-	-	-	-	-
Shared Rent + Mgmt Cost	-	-	-	-	-
Net Rental Income Prior Year Leased Units		-	-	-	-
Sale Model Costs	8,455,579	53,904,634	109,826,320	213,952,640	419,805,280
Operational EBITDA	694,421	19,295,366	42,673,680	106,047,360	220,194,720
EBITDA Margin	7.6%	26.4%	28.0%	33.1%	34.4%
Startup Cost	550,436				
Cash Balance with $2m Raise	2,143,985	21,439,352	64,113,032	170,160,392	390,355,112

VALUATION BY DCF METHOD

SYMBIHOM DCF Valuation Model

Scenario	Value of the Startup
100% Sale	$1,055,374,935

Discounted Cash Flow	Entry	2022	2023	2024	2025	2026	Exit
Date	12/31/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/26
Time Periods		0	1	2	3	4	
Year Fraction		0.50	1.00	1.00	1.00	1.00	
Operational EBITDA		694,421	19,295,366	42,673,680	106,047,360	220,194,720	
Less: Cash Taxes		256,936	7,139,286	15,789,262	39,237,523	81,472,046	
Less: Capex		-	-	-	-	-	
Less: Changes in NWC		69,442	1,929,537	4,267,368	10,604,736	22,019,472	
Unlevered FCF		368,043	10,226,544	22,617,050	56,205,101	116,703,202	
(Entry)/Exit	(2,000,000)						1,438,483,174
Transaction CF	(2,000,000)	184,022	10,226,544	22,617,050	56,205,101	116,703,202	1,438,483,174

Terminal Value	
Perpetural Growth	1,335,603,307
EV/EBITDA	1,541,363,040
Average	1,438,483,174

Enterprise Value	
Value of the Startup	**$1,055,374,935**
IRR	283%

START UP FUNDS SPEND BY CATEGORY



Contingency Operating Capital
10%

Field Staff & Product Deployment
37%

G & A
20%

Branding Marketing & Data
15%

Product Cost
18%

SYMBiHOM

START UP FUNDS SPEND BY CATEGORY



FOUNDER / CEO /COO
REBECCA MÖLLER

FOUNDER INVESTMENT
$500,000

EARLY INVESTORS
$400,000

FIRST HIRES
OPERATIONS LEAD (UNDERWAY)
FIELD LEAD
SALES LEAD

SITE SPECIFIC DRAWINGS / CALCS
MCCLURE ENGINEERING,
STRUCTURAL ENG SITE & PANELS SYSTEM
CA ARCHITECT
LICENSED MEP CONTRACTORS

LEGAL TEAMS
DOTY, BARLOW, BRITT AND THIEMAN LLP, BUSINESS & FINANCE
CHARLES T. RAMSEY, TENANT LANDLORD EXPERTS
CHERNOFF LAW, INTELLECTUAL PROPERTY
JORGENSON, SIEGEL, MCCLURE & FLEGEL, ZONING, SB9 & 10

PREFAB MANUFACTURER
MIDWEST MANUFACTURER
CA HCD MODULAR APPROVED;
APPROVAL APPROVAL IN ENTIRE USA

LICENSED CONTRACTOR
VARIES PER LOCATION

SUPPLY CHAIN
ALOM

WAREHOUSE & LOGISTICS
JIT TRANSPORTATION

DIGITAL MARKETING
Audience Collective, LA

COMMUNITY DEVELOPMENT
FUTURE HIRE

FINANCIAL MODELING
MINNI KARPUR SHARMA

RESEARCH CONSULTANT
JEFFERY MARINO

ACCOUNTING
BETTELON DUONG & PARRISH LLP, CPA

INSURANCES
CHENG-CA INSURANCE SERVICES

*NOTE: ALL IP IS OWNED BY SYMBiHOM

PHOTOGRAPHS | MODEL STUDIO







SYMBiHOM







SYMBiHOM



SYMBIHOM

27



SYMBiHOM

28



29



30



RENDERINGS | EFFICIENCY AND 1 BEDROOM LAYOUTS

EFFICIENCY AND 1 BEDROM LAYOUTS






35





6/30/22

37

1 BEDROOM LAYOUT





2 BEDROOM LAYOUT











41



ADA ASSESSABLE BATHROOM AVAILABLE FOR ALL LAYOUTS




Silicon Valley is famous for successful startups that began in the garage...
Now is the time to go back to the garage and help our communities blossom



SYMBiHOM

Home Value. Blooming Community.©

rebecca@symbihom.com



SYMBiHOM

Home Value. Blooming Community.©

APPENDIX

CITATION 4

1 in 3 Owners in CA Cost-burdened spend 50%+ of Income

1 in 5 homeowners in the U.S. spend 30% or more of their median household income on monthly housing costs . . .



Share of Homeowner Cost-Burdened Households, 2017
9%
38%
© 2020 Mapbox © OpenStreetMap



San Francisco Metro
Cost-Burdened Households: 30%
Cost-Burdened Households (Count): 274,345
San Jose Metro
Cost-Burdened Households: 28%
Cost-Burdened Households (Count): 104,336
Los Angeles Metro
Cost-Burdened Households: 35%
Cost-Burdened Households (Count): 731,060
© 2020 Mapbox © OpenStreetMap

In California, that figure jumps to 1 in 3, many of whom are spending 50% or more

Source: Harvard Joint Center for Housing Studies, 2017

1 in 3 Renters in CA Cost-burdened spend 50%+ of Income



The situation is much worse for renters in the U.S., where nearly 1 in 2 spend more then 30% of their income on housing . . .

Share of Renter Cost-Burdened Households, 2017

10%   70%

© 2020 Mapbox © OpenStreetMap

Source: Harvard Joint Center for Housing Studies, 2017



San Francisco Metro
Renter Cost-Burdened Households: **45%**
Renter Cost-Burdened Households (Count): 347,785

San Jose Metro
Renter Cost-Burdened Households: **45%**
Renter Cost-Burdened Households (Count): 126,879

Los Angeles Metro
Renter Cost-Burdened Households: **57%**
Renter Cost-Burdened Households (Count): 1,266,992

© 2020 Mapbox © OpenStreetMap

At 54%, California has the greatest share of cost-burdened renters in the country

California Code of Regulations-Title 25 § 6932
2021 Santa Clara County Median Income:
$151,300

effective 4/26/2021

2021 AMI for Santa Clara County										
	ELI	VLI				LI			MED	MOD	
HH	30%	35%	40%	45%	50%	60%	70%	80%	100%	110%	120%
1	34,800	37,050	42,350	47,650	58,000	63,550	74,150	82,450	105,900	116,500	127,100
2	39,800	42,350	48,400	54,450	66,300	72,650	84,750	94,200	121,050	133,150	145,250
3	44,750	47,650	54,450	61,250	74,600	81,700	95,300	106,000	136,150	149,750	163,400
4	49,700	52,950	60,500	68,100	82,850	90,800	105,900	117,750	151,300	166,450	181,550
5	53,700	57,200	65,350	73,550	89,500	98,050	114,400	127,200	163,400	179,750	196,050
6	57,700	61,400	70,200	79,000	96,150	105,300	122,850	136,600	175,500	193,050	210,600
7	61,650	65,650	75,050	84,400	102,750	112,550	131,300	146,050	187,600	206,350	225,100
8	65,650	69,900	79,900	89,850	109,400	119,800	139,800	155,450	199,700	219,650	239,650

Maximum Rent Limits 2021 (Gross Rent)*											
	30%	35%	40%	45%	50%	60%	70%	80%	100%	110%	120%
Studios	870	926	1,058	1,191	1,450	1,588	1,853	2,061	2,647	2,912	3,177
1 Bd	995	1,058	1,210	1,361	1,657	1,816	2,118	2,355	3,026	3,328	3,631
2 Bd	1,118	1,191	1,361	1,531	1,865	2,042	2,382	2,650	3,403	3,743	4,085
3 Bd	1,242	1,323	1,512	1,702	2,071	2,270	2,647	2,943	3,782	4,161	4,538
4 Bd	1,342	1,430	1,633	1,838	2,237	2,451	2,860	3,180	4,085	4,493	4,901

Assumption is studios-1person, 1bd-2 person, 2bd-3 person, 3bd- 4 person, 4bd- 5 person

*Tenant paid rent plus a utility allowance cannot exceed Maximum Rent limts. Utility allowance must be is the amount deducted from the household's rent portion when tenant is responsible for utilities.

2021 Utility Allowance Schedule (effective 10/1/2020)
https://www.scchousingauthority.org/assets/1/6/2021_UA_Schedule_Calculation_.pdf

ADU 2020 LAWS PAVED THE WAY

ADU and JADU law effective January 1, 2020 in CA

- **AB 68 & 69** No minimum lot sizes for ADUs
- **SB 330** Expediting approval time for ADUs
- **AB 881** No requirement to replace the parking spaces in the existing garage on another part of the site.
- **AB 670** Limits HOAs ability to set requirements
- **SB 13** Reduces Impact fees & eliminates owner occupancy in many instances
- **AB 1482 Tenant Protection Act of 2019** Just Cause Eviction (EXCEPT for Duplexes with Owner residing in residence) & Rent Control
- **SB 8 & SB 9** Allows for the Bifurcation of the Single-Family Home and Lot
- **SB 10 Allows ministerial change to zoning bypassing CEQA**

REBECCA E MÖLLER FOUNDER / CEO
20+ YEARS PROJECTS ON TIME, ON BUDGET WITHOUT LITIGATION AS SINGLE POINT OF ACCOUNTABILITY (SPA)



**Regional Call Center &
Data Center, SPA**



Data Centers, SPA



Global Data Center, SPA



**Data Center, Call Centers,
Corporate Portfolio Repositioning,
NYC World Headquarter, SPA**



**Predictive Analytics,
CO-Creater**



**NBA Sixers Training Facility /
PCOM Student Activity Center**



**Construction Mngr Commercial Startup,
Created Tenant Improvement Division,
Retirement and Multi-family Housing**



**Zero Net Energy
Building, SPA**



**Feasibility Study
Faculty Housing, SPA**



**Head of Construction
Corporate Headquarters
Student Housing**



**Construction Manager
High Rise Office Buildings**

**Construction Manager
CT / MRI Suite and New Bed Tower**



**CT / MRI Suite
Construction Manager**



**Construction Manager
Corporate Headquarters &
Data Center**



**Construction Manager
Historic Hotel Dupont**

TYPICAL GARAGE SIZES



THE ELEVEN RULES OF THE GARAGE

Bill Hewlett and Dave Packard, 1939

1. Believe you can change the world.
2. Work quickly, keep the tools unlocked, work whenever.
3. Know when to work alone and when to work together.
4. Share tools, ideas. Trust your colleagues.
5. No Politics. No bureaucracy. (These are ridiculous in a garage).
6. The customer defines a job well done.
7. Radical ideas are not bad ideas.
8. Invent different ways of working.
9. Make a contribution every day. If it doesn't contribute, it doesn't leave the garage.
10. Believe that together we can do anything.
11. Invent.



53



SYMBiHOM

Home Value. Blooming Community.©

CITATIONS

CITATIONS PAGE 1

1. **3.5 mil Home Shortage:** https://www.bloomberg.com/graphics/2019-california-housing-crisis/ ; **https://www.bloomberg.com/news/articles/2022-07-14/housing-shortage-spreads-across-us-becoming-coast-to-coast-crisis**

2. **Cost to Build too High:** https://sanjosespotlight.com/map-san-jose-is-far-behind-on-sam-liccardos-affordable-housing-goal/ ;

3. **Lack of Affordable Housing:** https://www.citylab.com/equity/2017/03/americas-affordable-housing-shortage-mapped/518391/ ; **https://nlihc.org/sites/default/files/2022-07/OOR_2022_FMR_MAP.jpg**

4. **No Housing for Critical Service Workers:** https://www.wpusa.org/files/reports/CashingInOnRenters.pdf, https://sanjosespotlight.com/more-than-20-measures-headed-to-santa-clara-county-voters/

5. **1 in 3 Homeowner Cost Burden**: Harvard Joint Center for Housing Studies, 2017, Mapped data in Appendix attachment

6. **1 in 3 Renter Cost Burden:** Harvard Joint Center for Housing Studies, 2017, Mapped data in Appendix attachment , https://sf.curbed.com/2018/5/24/17391616/san-francisco-affordable-housing-report-2016-2017-bay-area

7. **COVID 19 Impact on Homeowner and Renters:** https://homeownershipmatters.realtor/issues/evictions-suspended-for-renters-and-homeowners-due-to-covid-19; **Increase in rent 1st quarter 2022 https://nlihc.org/sites/default/files/2022-07/2022-oor-Figure-4.jpg**

8. **Legal Review of the Bay Area 'Just Cause Eviction & Rent Control**: Brief by Charles Ramsey Esq and Associates, San Francisco, CA 2020 for SYMBIHOM https://www.dropbox.com/s/koleelpx6nik0h7/Symbihom%20Landlord-Tenant%20Talking%20Points.pdf?dl=0

9. **Backyard ADU Cost:** https://www.nbcbayarea.com/news/local/making-it-in-the-bay/granny-flats-backyard-cottages-adus-the-tiny-home-revolution-in-bay-area-backyards/2231314/, **Evidence the Garage demand Exists and is Supported:** https://www.citylab.com/perspective/2019/04/convert-garage-apartments-affordable-housing-crisis-adu/587434/ , https://www.bbc.com/worklife/article/20190617-garages-the-new-affordable-houses **Affect on Home Value:** https://accessorydwellings.org/2014/07/02/how-do-adus-affect-property-values/

10. **Number of Single-Family Owner-Occupied Home Data Research:** Source: 2018 Comparative Housing Characteristics, U.S. Census Bureau; 2017 American Housing Survey (AHS), U.S. Census Bureau; National Association of Home Builders Housing Opportunity Index (HOI)

11. **Charity Partnerships:** https://www.catholiccharitiesscc.org/housing , https://housingtrustsv.org/

12. **Tech Foundations:** https://www.insidephilanthropy.com/tech-philanthropy-guide/ , https://commercialobserver.com/2020/01/how-silicon-valleys-tech-companies-plan-to-deploy-4-5b-in-housing-commitments/

13. **Institutions, School Districts and Municipalities Housing Need:** https://ballotpedia.org/School_bond_elections_in_California , https://www.mercurynews.com/2018/05/03/why-the-bay-area-is-the-epicenter-of-californias-housing-crisis/

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founder, Rebecca Möller. Ms. Möller does not have significant management training or experience.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of [products] [services], making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Ms. Möller will manage all aspects of the Company and its business. Furthermore, if Ms. Möller or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT C: INVESTMENT AGREEMENT

SYMBIHOM LLC

This is an Investment Agreement, entered into by and between SYMBIHOM LLC, a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

The Company is offering for the sale certain securities on www.SmallChange.co, (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms.** Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of SAFE.**

      2.1.   **In General.** Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a Simple Agreement for Future Equity for [hyperlink to investment amount] (the "SAFE").

      2.2   **Reduction for Oversubscription.** If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your SAFE. We will notify you promptly if this happens.

3.   **Right to Cancel.** Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment.** In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your SAFE.** You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6.   **Your Promises.** You promise that:

      6.1.   **Accuracy of Information.** All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2 **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the SAFE.

6.3 **Risks.** You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4 **Escrow Account.** You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5 **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6 **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7 **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the SAFE.

6.8 **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9 **No Transfer.** You understand that under the SAFE may not be transferred without our consent. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment.** We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12. **Past Performance.** You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf.** You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14. **Investment Purpose.** You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws.** Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. Additional Information. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17. **Disclosure.** You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations.** Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability.** This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements.** No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts.** You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification.** If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers.** If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of SAFEs is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals.** If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws.** None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors.** If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing.** Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions.** Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization.** The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company.** Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors.** Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws.** To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality.** The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE.** If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for an amount equal to the amount you paid for it.

9. **Governing Law.** Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of SAFE.** If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the SAFE, just as if you had signed a paper copy of the SAFE in blue ink.

11. **Arbitration.**

11.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court.

Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award.** Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award. A**ny award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.** You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices.** All notices between us will be electronic. You will contact us by email at hello@smallchange.co. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages.** WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights.** IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   Effect of Acceptance. Even when we accept your subscription by counter-signing below, you will not acquire the SAFE until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   Miscellaneous Provisions.

   17.1.   No Transfer. You may not transfer your rights or obligations.

   17.2.   Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

   17.3.   Headings. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

   17.4.   No Other Agreements. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

   17.5.   Electronic Signature. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

ACCEPTED:

SYMBIHOM LLC

By _____
      Rebecca Moller, CEO

EXHIBIT D: SIMPLE AGREEMENT FOR FUTURE EQUITY

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

SYMBIHOM, LLC
SIMPLE AGREEMENT FOR FUTURE EQUITY

This SAFE has been granted by SYMBIHOM, LLC, a Delaware limited liability company (the "Company") to _____ (the "Investor") in exchange for payment by the Investor of $_____ (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

1. **Definitions**. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this section 1.

   1.1. "Common Units" means the (i) Voting Common Units and (ii) Nonvoting Common Units.

   1.2. "Conversion Shares" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

      1.2.1. With respect to a conversion pursuant to section 2.1, shares of Safe Preferred Units if the Equity Securities issued in the Next Financing are Preferred Units, and otherwise Nonvoting Common Units; and

      1.2.2. With respect to a conversion pursuant to section 2.2, shares of Nonvoting Common Units.

   1.3. "Conversion Price" means the product of (x) one hundred percent (100%) *less* the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing.

   1.4. "Corporate Transaction" means:

      1.4.1. The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets (but not including a Dissolution);

      1.4.2. The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Units immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

      1.4.3. The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of section 13(d) and section 14(d) of the Exchange Act), of the Company's limited liability company interest if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

A transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Nor will the sale of Equity Securities in a bona fide financing transaction or a change in the Company's structure from a limited liability company to a corporation be deemed a "Corporate Transaction."

1.5.   "Discount" means twenty percent (20%).

1.6.   "Dissolution" means (i) a voluntary termination of the Company's operations; (ii) a general assignment for the benefit of the Company's creditors; or (iii) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.7.   "Equity Securities" means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Units, or (iv) Preferred Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.8.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.9.   "Fully Diluted Capitalization" means the number of issued and outstanding Common Units, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including Units in the nature of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase Common Units. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.10.   "Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE, where the Equity Securities are sold for a fixed price (although the price might vary from purchaser to purchaser), from which the Company receives gross proceeds of not less than US$1,000,000 (excluding, for the avoidance of doubt, the aggregate investment amount of the SAFEs issued in this Offering).

1.11.   "Nonvoting Common Units" means the Units most similar to the nonvoting common stock of a Delaware corporation, or if the Company has been converted to a corporation, its nonvoting common stock.

1.12. "Offering" means the offering of SAFEs in the aggregate amount of approximately Two Hundred and Fifty Thousand Dollars ($250,000) beginning on or around August 18, 2022

1.13. "Preferred Units" means the Units, if any, most similar to a series of preferred stock of a Delaware corporation or, if the Company has been converted to a corporation, any series of its preferred stock.

1.14. "Requisite Investors" means the holders of a majority-in-interest of the aggregate purchase price of all SAFEs issued by the Company in the Offering.

1.15. "SAFE" means any simple agreement for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Units in accordance with its terms.

1.16. "SAFE Preferred Units" means the shares of the series Preferred Units issued to the Investor in the Next Equity Financing (if applicable), having the identical rights, privileges, preferences and restrictions as the Preferred Units, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; (ii) the basis for any dividend rights, which will be based on the Conversion Price and (iii) no voting rights.

1.17. "Securities Act" means the Securities Act of 1933, as amended.

1.18. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other SAFEs, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

1.19. "Voting Common Units" means the Units most similar to the voting common stock of a Delaware corporation or, if the Company has been converted to a corporation, its voting common stock.

1.20. "Units" means the limited liability company interests of the Company.

2. **Conversion**. This SAFE will be convertible into Equity Securities pursuant to the following terms:

2.1. **Next Equity Financing Conversion**. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Investment Amount by (ii) the Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2. **Corporate Transaction Conversion**. In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to section 2.1, at the closing of such Corporate Transaction, the Investor may elect that either (i) the Company will pay the Investor an amount equal to the Investment Amount, or (ii) this SAFE will convert into that number of Nonvoting Common Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Investment Amount by (B) the Conversion Price.

3. **Mechanics of Conversion**.

3.1. **Execution of Documents**. Upon the conversion of this SAFE pursuant to section 2.1, the Investor will execute and deliver to the Company all of the transaction documents related to the Next Equity Financing requested by the Company; *provided,* that such documents (i) are the same documents to be entered into with the new investors in such Next Equity Financing, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

3.2. **Certificates**. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Investor, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Investor. The Company will not be required to issue or deliver the Conversion Shares until the Investor has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to section 2.1 and section 2.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

4. **Dissolution**. In the event of a Dissolution while this SAFE is outstanding, this SAFE shall be treated in the same manner as standard non-participating preferred stock of a corporation. Thus, the Company will pay the Investor an amount equal to the Investment Amount immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation will rank senior in right of payment to the Company's Common Units and *pari passu* with any convertible debt.

5. **No Rights as a Stockholder**. The Investor is not entitled by virtue of holding this SAFE to be deemed a member of the Company or an owner of Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote on any matter, to receive distributions, or to receive information about the Company.

6. **Most Favored Nation for Convertible Securities**. If the Company issues any Subsequent Convertible Securities prior to termination of this SAFE, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate

this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

7. **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, provided that if the Investor is an individual, this SAFE may be assigned by the Investor to his or her estate upon death.

8. **First Right of Refusal**.

   8.1. **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

   8.2. **Special Rules**. The following rules shall apply for purposes of this section:

       8.2.1. If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 7.

       8.2.2. If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

       8.2.3. If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

       8.2.4. If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

9. **Application to Entities**. If the Investor is a Special Purpose Entity, the restrictions set forth in section 7 and section 8 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new

interests), as well as to direct transfers. A "<u>Special Purpose Entity</u>" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

10. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the Requisite Investors; provided, however, that (x) the Purchase Amount may not be changed without the consent of the Investor, (y) the Investor's consent shall be solicited for any proposed change, and (z) any change made without the Investor's consent shall treat all investors in the same manner.

11. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity for all income tax purposes under the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

12. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Santa Clara County, California, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

13. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

14. **Waiver of Jury Trial**.   ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

15. **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this SAFE as of the date written below.

DATED: _____


SYMBIHOM LLC

By: _____
      Rebecca Möller, Manager

INVESTOR

By: _____

Name: _____


EXHIBIT E: CERTIFICATE OF FORMATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 01/09/2020
FILED 03:12 PM 01/09/2020
SR 20200180216 - File Number 7791671

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is Symbihom, LLC

Second: The address of its registered office in the State of Delaware is 2140 South Dupont Highway in the City of Camden, 19934 County of Kent. The name of its registered agent at such address is PARACORP INCORPORATED.

In Witness Whereof, the undersigned has executed this Certificate of Formation as of 9th day of January, A.D. 2020

By: /s/ Brittany Truitt

Brittany Truitt

EXHIBIT F: SYMBIHOM LLC AGREEMENT

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF SYMBIHOM, LLC
A DELAWARE LIMITED LIABILITY COMPANY

This Second Amended and Restated Operating Agreement (together with the Exhibit attached hereto (the "Restated Agreement")) of Symbihom, LLC, a Delaware limited liability company (the "Company"), is entered into this 16th day of February, 2022, by and among those Persons (the "Members") identified in Exhibit A.

RECITALS

WHEREAS, Rebecca E. Möller, the initial sole member of the Company, adopted an Operating Agreement dated as of January 10, 2020 (the "Original Operating Agreement");

WHEREAS, additional members were admitted to the Company and such members adopted an Amended and Restated Operating Agreement dated as of June 7, 2021 (the "First A&R Operating Agreement"); and

WHEREAS, additional members are being admitted to the Company and the parties desire to amend and restate the First A&R Operating Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree amend and restate the First A&R Operating Agreement as follows:

In consideration of the mutual covenants and conditions herein, the Members agree as follows:

1. **ORGANIZATION.**

   1.1 **Formation and Qualification.** The Company was formed as a limited liability company under the Delaware Limited Liability Company Act (currently Chapter 18 of Title 6 of the Delaware Code) (the "Act") by filing a Certificate of Formation (the "Certificate") with the Delaware Secretary of State on January 9, 2020.

   1.2 **Governing Law.** This Restated Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware as amended from time to time, including the Act, without regard to Delaware's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Act and this Restated Agreement. To the extent that any provision of this Restated Agreement is inconsistent with any provision of the Act, this Restated Agreement shall govern to the extent permitted by the Act.

   1.3 **Name.** The name of the Company shall be "Symbihom, LLC." The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Voting Members (defined in Section 2.2 below) deem appropriate or advisable (in accordance with Section 2.4 below). The Manager (defined in Section 4.1 below), on behalf of the Company, shall file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the Manager considers appropriate or advisable.

1.4 **Term.** The term of the Company commenced on the filing of the Certificate and shall be perpetual unless dissolved as provided in this Restated Agreement.

1.5 **Office and Agent.** The principal office of the Company shall be 64 Siena Drive, Oakland, CA 94605, or such other location as may hereafter be determined by the Voting Members in accordance with Section 2.4. The Company shall continuously maintain a registered agent in the State of Delaware as required by the Act. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904.

1.6 **Purpose of Company.**

(a) At all times since its formation, the purpose conducted or promoted by the Company has been and will be to engage in only the following activities:

(i) to acquire, renovate, rehabilitate, own, hold, sell, lease, transfer, exchange, manage and operate real or personal property, enter into and perform its obligations under any document, agreement or instrument to which it is a party; and

(ii) to engage in any lawful act or activity and exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware that are incident, necessary and appropriate to accomplish the above-mentioned purposes.

(b) The Company, or the Manager on behalf of the Company, may enter into and perform its obligations under all documents, agreements, certificates, or financing statements contemplated thereby or related thereto, all without any further act, vote or approval of any Member, notwithstanding any other provision of this Restated Agreement, the Act or applicable law, rule or regulation. The foregoing authorization shall not be deemed (i) a restriction on the powers of the Voting Member or any Manager to enter into other agreements on behalf of the Company or (ii) an authorization to take any action or omit to take any action, which action or omission is otherwise prohibited by this Restated Agreement.

2. MEMBERSHIP INTERESTS, VOTING AND MANAGEMENT.

2.1 **Initial Member.** Rebecca E. Möller was admitted as the initial member of the Company upon the execution of the Original Operating Agreement on January 10, 2020.

2.2 **Classification of Membership Interests.** The Company shall issue Class A Voting Shares ("Voting Shares") to the Voting Members (the "Voting Members"). The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Restated Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when such Member's Voting Shares is divided by the total of all of the Voting Shares.

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The Company may issue Class B Nonvoting Shares ("Nonvoting Shares"). Members may own interests in both Voting Shares and Nonvoting Shares. Members who own interests only in Nonvoting Shares ("Nonvoting Members") shall have no right to vote upon any matters.

2.3 **Percentage Ownership and Voting Interests.** A Member's Ownership Interest ("Ownership Interest") is the total of such Member's interests in Voting Shares and Nonvoting Shares, together with all of the rights, as a Member or Manager of the Company, that arise from such interests. The Percentage Ownership Interest ("Percentage Ownership Interest") of a Member shall be calculated by adding together that Member's Voting Shares and Nonvoting Shares, and then dividing this sum by the total of all of the Member's Voting Shares and Nonvoting Shares.

The Members shall have the initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company that are identified in Exhibit A, immediately following the making of the capital contributions set forth therein.

2.4 **Voting.** Except as otherwise provided or permitted by this Restated Agreement, Voting Members shall in all cases act collectively, and, unless otherwise specified or permitted by this Restated Agreement, by Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company. Unless the context requires otherwise, in this Restated Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the term "Manager" is defined in Section 4.1 below.

2.5 **Liability of Members.** All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

2.6 **New Members.** The Company may issue additional Voting Shares or Nonvoting Shares and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved by Voting Members in accordance with Section 2.4; (ii) delivers to the Company the required capital contribution; (iii) agrees in writing to be bound by the terms of this Restated Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company.

Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

3. **CAPITAL ACCOUNTS.**

3.1 **Initial Capital Contributions.** Each original Member to this Restated Agreement shall make an initial Capital Contribution to the Company in accordance with Exhibit A, at the time of each Member's execution of this Restated Agreement.

3.2 **Capital Accounts.** A separate capital account shall be maintained for each Member's ownership interest in Class A Voting Shares (the "Voting Shares Capital Account") and Class B Nonvoting Capital (the "Nonvoting Shares Capital Account").

The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of her ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

No Member shall be obligated to restore any negative balance in such Member's Capital Account. No Member shall be compensated for any positive balance in such Member's Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Restated Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations.

3.3 **Additional Contributions.** If, at any time or times hereafter, the Voting Members shall determine that additional capital is required by the Company, the Voting Members shall determine the amount of such additional capital and the anticipated time such additional capital will be required; whether such additional capital shall be provided by the Members by way of additional Capital Contributions or by way of loans from Members; whether additional Capital Contributions, if any, shall be of in the form of Class A Voting Shares or Class B Nonvoting Shares. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Capital Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member**.**

The capital accounts of the Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional capital contributions.

4. MANAGEMENT AND MANNER OF ACTING.

4.1 **Management by Manager.** The operations of the Company shall be managed by Rebecca E. Möller ("Manager", which term shall include any successor Manager hereinafter named or designated hereunder). Subject to and limited by the provisions of this Agreement, the Manager (i) shall have the authority, discretion, obligation and responsibility to manage and control the affairs of the Company to the best of her ability, (ii) shall use her reasonable best efforts to carry out the business of the Company, and (iii) shall oversee the day-to-day affairs of the Company and shall make all decisions and take all actions with respect thereto. The Voting Members and Nonvoting Members shall have no right to participate in the management of the Company. No Member shall, without the prior written consent of the Manager, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment, or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets.

        4.2   **Voting Members' Approvals.** Approval of the Voting Members shall be required prior to any action by the Manager or agent with respect to the following: (i) amendment, modification, termination or waiver of rights under this Agreement; (ii) executing a recourse or a confessed judgment promissory note or otherwise confessing a judgement against the Company in connection with any threatened or pending legal action; (iii) admitting any other person as a Member; or (iv) commencement of any litigation or arbitration proceedings involving the Company and settlement of any such proceedings. In the event that any Voting Member shall fail to respond within ten (10) days to a request for such consent, such Voting Member shall conclusively be deemed to have acquiesced to the proposed action.

        4.3   **Manager Authority.** Subject to the Voting Member Approval requirement set forth in Section 4.2, Manager may execute, for and on behalf of the Company, all deeds absolute, mortgages, (including, without limitation, deeds of trust, financing statements, chattel mortgages, pledges, conditional sales contracts, and similar security instruments), leases, contracts, dedications of or easements on all or any part of any real or personal property, promissory notes, or other legal documents, all of which instruments when so executed by the Manager shall be valid and binding upon the Company without any liability or obligation on the part of any purchaser, lender, title company or other third party to see the application of any money or property paid or delivered or the authority of the Manager to so act.

        4.4   **Member Authority to Bind the Company**. Except as otherwise provided by this Agreement or by the approval of the Voting Members, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. Further, no Member shall have any power or authority to bind the Company unless the Member has been authorized by the approval of the Voting Members to act as agent of the Company in accordance with the previous sentence.

        4.5   **Limitations on Manager/Member Authority.** No Member/Manager shall have any authority to perform (A) any act in violation of any applicable law or regulation thereunder, (B) any act in contravention of this Agreement or failing to do any act required by this Agreement, (C) any act which would make it impossible to carry on the ordinary business of the Company, or (D) any act without any consent or ratification which is required to be consented to or ratified by the Members pursuant to any provisions of this Agreement.

        4.6   **Officers.** The Manager may appoint officers of the Company who, to the extent provided by the Manager, may have and may exercise all the powers and authority of Manager in the conduct of the business and affairs of the Company. The officers of the Company may consist of a Chief Executive Officer, President, a Treasurer, a secretary, or other officers or agents as may be elected or appointed by the Manager. The Manager may provide rules for the

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appointment, removal, supervision and compensation of such officers, the scope of their authority, and any other matters relevant to the positions. The officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Manager. Any action taken by a duly authorized officer, pursuant to authority granted by the Manager in accordance with this Restated Agreement, shall constitute the act of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

4.7 **Meetings of Voting Members.** No regular, annual, special or other meetings of Voting Members are required to be held. Any action that may be taken at a meeting of Voting Members may be taken without a meeting by written consent in accordance with the Act. Meetings of the Voting Members, for any purpose or purposes, may be called at any time by a majority of the Voting Members, or by the President of the Company, if any. The Voting Members may designate any place as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

4.8 **Notice of Meetings.** In the event that a meeting of the Voting Members is called, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five (5) nor more than sixty (60) Business Days before the date of the meeting unless otherwise provided, either personally or by mail, by or at the direction of the Members calling the meeting, to each Voting Member. Notice of a meeting need not be given to any Voting Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Voting Member. "Business Days" shall mean any day other than a Saturday, Sunday and any day recognized as a State or Federal holiday by national banks located in Oakland, CA.

4.9 **Record Date.** For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Voting Members. When a determination of Voting Members has been made as provided in this Section, such determination shall apply to any adjournment thereof**.**

4.10 **Quorum.** Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority of the Voting Members so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting shall be given to each Voting Member. The Voting Members present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Members whose absence would cause less than a quorum**.**

4.11 **Voting.** If a quorum is present, Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company shall be the act of the Voting Members, unless

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the vote of a lesser proportion or number is otherwise required by the Act, by the Certificate or by this Restated Agreement.

5. ALLOCATIONS AND DISTRIBUTIONS.

5.1 **Allocations of Profits and Losses.** Profits and Losses shall be allocated among the Members in proportion to their Percentage Ownership Interests. Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Voting Members deem these actions to be appropriate.

5.2 **Distributions.** Subject to applicable law and any limitations elsewhere in this Restated Agreement, Manager shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in this Restated Agreement, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in this Restated Agreement, the decision as to whether to make distributions shall be within the sole discretion of Manager.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. Manager may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

5.3 **Form of Distribution.** No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

6. TRANSFER AND ASSIGNMENT OF INTERESTS.

6.1 **Death of a Member.** Upon the death of a Member, the Member's estate or beneficiary or beneficiaries, as the case may be, shall be entitled to receive from the Company, in exchange for all of the deceased Member's Ownership Interest, the fair market value of the deceased Member's Ownership Interest, adjusted for profits and losses to the date of death. Fair market value may be determined informally by a good-faith agreement of Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company. In the absence of an informal agreement as to fair market value, the Manager shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the deceased Member's estate or beneficiary or beneficiaries is or are entitled. The Voting Member may elect, by written notice that is provided to the deceased Member's estate or beneficiary or beneficiaries, within thirty (30) days after the Member's death, to purchase the deceased Member's Ownership Interest over a one-year (1 year) period, in four (4) equal installments, with the first installment being due sixty (60) days after the Member's date of death. Unless otherwise agreed by Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company, prior to the completion of such purchase, the Member's estate or beneficiary or beneficiaries, shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an assignee and be entitled only to receive the share of profits and the return of capital to which the deceased Member would otherwise have been entitled. The Company, or the other Voting Members, in its or their discretion, may purchase insurance on the lives of any of the Members, with the Company or the purchasing Member named as the beneficiary, as the purchaser may decide, and use all or any of the proceeds from such insurance as a source of proceeds from which the deceased Member's Membership Ownership Interest may be purchased by the Company**.**

6.2 **Restrictions on Transfer.** Except as otherwise provided in this Article, no Member shall sell, hypothecate, pledge, assign or otherwise transfer, with or without consideration, any part or all of such Member's Ownership Interest in the Company to any other person or entity (a "Transferee"), without first offering (the "Offer") that portion of such Member's Ownership Interest in the Company subject to the contemplated transfer (the "Offered Interest") first to the Company, and secondly, to the other Members, at the purchase price (hereinafter referred to as the "Transfer Purchase Price") and in the manner as prescribed in the Offer; provided that the Company and other Members must purchase all of such Member's Ownership Interest described in the Offer or such Member shall thereafter be free to sell such Member's Ownership Interest to the Transferee.

The Offering Member shall make the Offer first to the Company by written notice (the "Offering Notice"). Within twenty (20) days after receipt by the Company of the Offering Notice (the "Company Offer Period"), the Company shall notify the Offering Member in writing (the "Company Notice"), whether the Company shall (a) accept the Offer and purchase all or less than all of the Offered Interest, or (b) decline to accept the Offer and not purchase any of the Offered Interest. If the Company elects to purchase all of the Offered Interest, the Company Notice shall fix a closing date not more than twenty-five (25) days (the "Company Closing Date") after the expiration of the Company Offer Period.

In the event the Company decides to (a) purchase less than all of the Offered Interest or (b) not to purchase any of the Offered Interest the Company shall, by written notice (the "Remaining Member Notice") notify the Offering Member and the remaining Members within the period terminating ten (10) days after the expiration of the Company Offer Period (the "Member Offer Period"), of the Offered Interest available for their purchase, each of whom shall then have a period of twenty- five (25) days (the "Member Acceptance Period") after the expiration of the Member Offer Period within which to notify in writing the Offering Member whether intends to purchase all of the remaining Offered Interest the Company chose not to purchase. If two (2) or more Members desire to purchase the Offered Interest, then, in the absence of an agreement between them, such Members shall have the right to purchase the Offered Interest in proportion to their respective Percentage Voting Interests. If the other Members intend to accept the Offer and to purchase the Offered Interest, the written notice required to be given by them shall fix a closing date not more than sixty (60) days after the expiration of the Member Acceptance Period (hereinafter referred to as the "Member Closing Date").

The aggregate dollar amount of the Transfer Purchase Price shall be payable in cash on the Company Closing Date or on the Member Closing Date, as the case may be, unless the Company or the purchasing Members shall elect by written notice that is delivered to the Offering Member,

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prior to or on the Company Closing Date or the Member Closing Date, as the case may be, to purchase such Offered Interest in four (4) equal annual installments, with the first installment being due on the Closing Date.

If the Company and/or the other Members fail to accept the Offer and purchase all of the Offered Interest at the Transfer Purchase Price within the time and in the manner specified, then the Offering Member shall be free, for a period of sixty (60) days from the expiration of the Member Acceptance Period (the "Free Transfer Period"), to transfer the Offered Interest to a Transferee; provided, however, that if all of the other Members other than the Offering Member do not approve of the proposed transfer by written consent Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company, the Transferee of the Offered Interest shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an assignee and be entitled to receive the share of profits and the return of capital to which the Offering Member would otherwise have been entitled. A Transferee shall be admitted as a Member of the Company, and as a result of which he or she shall become a substituted Member, with the rights that are consistent with the Membership Interest that was transferred, only if such new Member (i) is approved by Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company; (ii) delivers to the Company her required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

If the Offering Member shall not transfer the Offered Interest within the Free Transfer Period, the Offering Member's right to transfer the Offered Interest free of the foregoing restrictions shall thereupon cease and terminate.

6.3 **Involuntary Transfer of a Membership Interest.** A creditor's charging order or lien on a Member's Membership Interest, bankruptcy of a Member, or other involuntary transfer of Member's Membership Interest, shall constitute a material breach of this Restated Agreement by such Member. The creditor, transferee or other claimant, shall only have the rights of an assignee, and shall have no right to become a Member, or to participate in the management of the business and affairs of the Company as a Member or Manager under any circumstances, and shall be entitled only to receive the share of profits and losses, and the return of capital, to which the Member would otherwise have been entitled. The Voting Members, including a Voting Member whose interest is the subject of the charging order, lien, bankruptcy, or involuntary transfer, may unanimously elect, by written notice that is provided to the creditor, transferee or other claimant, at any time, to purchase all or any part of Membership Interest that was the subject of the creditor's charging order, lien, bankruptcy, or other involuntary transfer, at a price that is equal to one-half (1/2) of the book value of such interest, adjusted for profits and losses to the date of purchase. The Members agree that such valuation is a good-faith attempt at fixing the value of the interest, after taking into account that the interest does not include all of the rights of a Member or Manager, and after deducting damages that are due to the material breach of this Restated Agreement.

7.   ACCOUNTING, RECORDS AND REPORTING.

7.1   **Books and Records.** The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Manager may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following:

A current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, the Class A Voting Shares Capital Account and Class B Nonvoting Shares Capital Account, including entries to these accounts for contributions and distributions; the Ownership Interest, Percentage Ownership and Voting Interests; a copy of the Certificate and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate or any amendments thereto have been executed; copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six (6) most recent taxable years; a copy of this Restated Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Restated Agreement or any amendments thereto have been executed; copies of the financial statements of the Company, if any, for the six (6) most recent Fiscal Years; the Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years; true and full information regarding the status of the business and financial condition of the Company; and true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

7.2   **Inspection of Books and Records.** Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member or a Manager, to: (a) inspect and copy during normal business hours any of the Company's records described in Section 7.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

7.3   **Accountings.** As soon as is reasonably practicable after the close of each Fiscal Year, Manager shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that Fiscal Year and shall prepare or cause to be prepared a balance sheet as of the end of such Fiscal Year, a profit and loss statement for that Fiscal Year and a statement of Members' equity showing the respective Capital Accounts of the Members as of the close of such Fiscal Year and the distributions, if any, to Members during such Fiscal Year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Manager shall furnish to each Member. In addition, the Company shall furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such Fiscal Year shall be ascertained and credited

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or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

7.4   **Filings.** Manager, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. Manager, at Company expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Company is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the Delaware Secretary of State**.**

7.5   **Bank Accounts.** The Company shall maintain its funds in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person**.**

7.6   **Partnership Representative.** The Voting Members may, in their exclusive discretion, may appoint, remove and replace the Partnership Representative at any time or times. The Voting Members shall from time to time cause the Company to make such tax elections as they deem to be in the interests of the Company and the Members generally. The Partnership Representative, as defined in Internal Revenue Code Section 6223, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith**.** The Voting Members hereby appoint Rebecca E. Möller as the Company's Partnership Representative.

8.   DISSOLUTION AND WINDING UP.

8.1   **Dissolution.** The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: (i) the entry of a decree of judicial dissolution pursuant to the Act; or (ii) the approval of the Members holding at least Sixty-Seven Percent (67%) of the Voting Shares in the Company.

8.2   **Winding Up.** On the occurrence of an event specified in Section 8.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. Manager shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 8.4. Manager shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Members shall be entitled to reasonable compensation for such services.

8.3   **Distributions in Kind.** Any noncash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Restated Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Capital Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by Manager, or if any Voting Member objects, by an independent appraiser (and any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by a Majority of the Voting Members.

8.4 **Order of Payment of Liabilities on Dissolution.** After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their positive Capital Account balances, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

8.5 **Adequacy of Payment.** The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this Section. This Section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

8.6 **Compliance with Regulations.** All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-1(b)(2)(ii)(d), as the Voting Members deem appropriate.

8.7 **Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Restated Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance and shall have no recourse for such Member's Capital Contribution or share of profits (on dissolution or otherwise) against any other Member.

8.8 **Certificate of Cancellation.** Manager conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the Delaware Secretary of State, a certificate of cancellation of the Certificate on the completion of the winding up of the affairs of the Company.

9. **EXCULPATION AND INDEMNIFICATION.**

9.1 **Exculpation of Members.** No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Restated Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

9.2   **Indemnification by Company.** The Company shall indemnify, hold harmless and defend Manager and the Members, in their capacity as Members, Managers, or Officers, from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the indemnified party. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters may be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (i) written affirmation by the Person requesting indemnification of its good-faith belief that it has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

9.3   **Insurance.** The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Member or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity or arising out of such Person's status as a Member or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under Section 10.1 or under applicable law.

10.   INDEMNIFICATION BY THE MEMBERS. Each Member hereby agrees to indemnify and defend the Company, the other Members and each of their respective employees, agents, partners, members, shareholders, officers and directors, and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of any breach of this Restated Agreement by that Member.

11.   DISPUTE RESOLUTION. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Restated Agreement or the Company or its organization, formation, business or management ("Member Dispute"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Restated Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that the Members are unable to resolve any Member Dispute, then any unresolved disputes shall be finally adjudicated in accordance with Section 12.12.

12. **MISCELLANEOUS**.

12.1 **Authority.** This Restated Agreement constitutes a legal, valid and binding agreement of the Member, enforceable against the Member in accordance with its terms. The Member is empowered and duly authorized to enter into this Restated Agreement (including the power of attorney herein) under every applicable governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like. The Person, if any, signing this Restated Agreement on behalf of the Member is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

12.2 **Notices**. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by electronic mail or other form of rapid transmission if receipt is acknowledged by the addressee, one (1) Business Day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three (3) Business Days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records (including this Restated Agreement).

12.3 **Severability**. If any provision of this Restated Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Restated Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby. "Person" shall mean an individual, a corporation, a partnership, a limited liability company, a joint venture, an association, or a trust.

12.4 **Binding Effect.** Notwithstanding any other provision of this Restated Agreement, the Member agrees that this Restated Agreement, constitutes a legal, valid and binding agreement of the Member, and is enforceable against the Member, in accordance with its terms.

12.5 **Counterparts**. This Restated Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. ENSIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.6 **Entire Agreement**. This Restated Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter hereof.

12.7 **Further Assurances**. Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Restated Agreement.

12.8   **Headings; Gender; Number; References**. The headings of the Sections hereof are solely for convenience of reference and are not part of this Restated Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Restated Agreement, except as otherwise indicated.

12.9   **Parties in Interest**. Except as expressly provided in the Act, nothing in this Restated Agreement shall confer any rights or remedies under or by reason of this Restated Agreement on any Persons other than the Members and their respective successors nor shall anything in this Restated Agreement relieve or discharge the obligation or liability of any third Person to any party to this Restated Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Restated Agreement.

12.10   **Amendments**. All amendments to this Restated Agreement shall be in writing and signed by the requisite Voting Members to the agreement at the time of the amendment.

12.11   **Attorneys' Fees**. In any dispute between or among the Company and one or more of the Members, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third-party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

12.12   **Jurisdiction and Venue/Equitable Remedies.** The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Restated Agreement shall, notwithstanding Article XI, be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of California or of the United States of America located in the county of Santa Clara. Each Member agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Restated Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

12.13 **Waiver of Partition. Nature of Interest**. Except as otherwise expressly provided in this Restated Agreement, to the fullest extent permitted by applicable law, each of the Members, and any additional member admitted pursuant to this Restated Agreement hereby irrevocably waives any right or power that such Person might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up, consolidation, merger or termination of the Company. The Member shall not have any interest in any specific assets of the Company, and the Member shall not have the status of a creditor with respect to any distribution pursuant to this Restated Agreement. The interest of the Member in the Company is personal property.

12.14 **Interests and Certificates**.

(a) **Interests**. Each limited liability company interest in the Company shall constitute and shall remain a "security" within the meaning of and governed by (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the States of Delaware (the "DEUCC"), and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995 (and each limited liability company interest in the Company shall be treated as such a "security" for all purposes, including, without limitation, perfection of the security interest therein under Article 8 of each applicable Uniform Commercial Code). Notwithstanding any provision of this Restated Agreement to the contrary, to the extent that any provision of this Restated Agreement is inconsistent with any non-waivable provision of Article 8 of the DEUCC, such provision of Article 8 of the DEUCC shall be controlling.

(b) **Certificates**.

(i) Upon the effectiveness of this Restated Agreement, without any further act, vote or approval of any Member, Manager or any Person, the Company shall issue one or more certificates in the name of the Member (a "Certificate"), which evidences the ownership of the limited liability company interests in the Company of the Member. Each such Certificate shall be denominated in terms of the percentage of the limited liability company interests in the Company evidenced by such Certificate and shall be signed by an Officer on behalf of the Company.

(ii) Without any further act, vote or approval of any Member, Director, Officer or any Person, the Company shall issue a new Certificate in place of any Certificate previously issued if the holder of the limited liability company interests in the Company represented by such Certificate, as reflected on the books and records of the Company:

(A)   makes proof by affidavit, in form and substance satisfactory to the Company, that such previously issued Certificate has been lost, stolen or destroyed;

(B)   requests the issuance of a new Certificate before the Company has notice that such previously issued Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(C)   if requested by the Company, delivers to the Company a bond, in form and substance satisfactory to the Company, with such surety or sureties as the Company may direct, to indemnify the Company against any claim that may be made on account of the alleged loss, destruction or theft of the previously issued Certificate; and

(D)   satisfies any other reasonable requirements imposed by the Company.

(iii)   Upon a Member's transfer in accordance with the provisions of this Restated Agreement of any or all limited liability company interests in the Company represented by a Certificate, the transferee of such limited liability company interests in the Company shall deliver such Certificate to the Company for cancellation (executed by such transferee on the reverse side thereof), and the Company shall thereupon issue a new Certificate to such transferee for the percentage of limited liability company interests in the Company being transferred and, if applicable, cause to be issued to such Member a new Certificate for that percentage of limited liability company interests in the Company that were represented by the canceled Certificate and that are not being transferred.

(c)   **Registration of Limited Liability Company Interests**. The Company shall maintain books for the purpose of registering the transfer of limited liability company interests. Notwithstanding any provision of this Restated Agreement to the contrary, a transfer of limited liability company interests represented by a Certificate requires delivery of an endorsed Certificate and shall be effective on the date stated in the Certificate or, to the extent, if any, it is necessary to register such transfer in the books of the Company, shall be effective upon registration of such transfer in the books of the Company.

12.15 **Legends.** Each Member understands that the Voting Shares, Non-Voting Shares and any securities issued in respect of or exchange for such shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Restated Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended; and (c) the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THESE SECURITIES ARE SUBJECT TO A HOLD BACK AGREEMENT HELD BY THE ISSUER OR ITS ASSIGNEE(S) AND OTHER RESTRICTIONS UPON TRANSFER, AS SET FORTH IN ONE OR MORE AGREEMENTS BETWEEN THE REGISTERED HOLDER, AND THE COMPANY, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

THESE SECURITIES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL AND REPURCHASE, AND TRANSFERABLE ONLY IN COMPLIANCE WITH THAT CERTAIN OPERATING AGREEMENT BY AND AMONG MEMBERS OF THE COMPANY, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

SYMBIHOM-0048-AGT-04

IN WITNESS WHEREOF, this Second Amended and Restated Operating Agreement has been duly executed by or on behalf of the Voting Members hereto as of the date first above written.

Voting Members:

DocuSigned by:
9BEF111611F5457...

Rebecca E. Möller

DocuSigned by:
Brian Iwashita
BB3EF4FDD0A640F...

Brian T. Iwashita

6956771DB4C7441
Robert W. Riland III
DocuSigned By: Robert W. Riland III

Robert W. Riland III

CC0925CF8D2F4EA
Lisa J. Riland
DocuSigned By: Lisa J. Riland

Lisa J. Riland

DocuSigned by:
Simon Yiu
2690D35A707A42F...

Simon Yiu

IN WITNESS WHEREOF, this Second Amended and Restated Operating Agreement has been duly executed by or on behalf of the Nonvoting Members hereto as of the date first above written.

Nonvoting Members:

____
Aaron Colton

____
Ron Pasek

DocuSigned by:
Brian Iwashita
BB3EF4FDD0A640F...
Brian T. Iwashita

DocuSigned by:
Simon Yiu
2690D35A707A42F...
Simon Yiu

6956771DB4C7441
Robert W. Riland III
DocuSigned By: Robert W. Riland III
Robert W Riland III

CC0925CF8D2F4EA
Lisa J. Riland
DocuSigned By: Lisa J. Riland
Lisa J. Riland

EXHIBIT G: FINANCIAL STATEMENTS

18th day of August, 2022

I, Rebeca Möller, certify that:

1. The financial statements of Symbihom LLC included in this Form are true and complete in all material respects; and

2. Symbihom LLC was formed in 2020 and operations have begun, with tax returns filed for 2020 and 2021.

3. The attached financial statements are unaudited.

By: SYMBIHOM LLC

By _____

Rebeca Möller, Manager

48

SYMBIHOM LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Supplies & materials	302,571.00
Total Cost of Goods Sold	**$302,571.00**
GROSS PROFIT	**$ -302,571.00**
Expenses	
Advertising & marketing	2,500.00
Architectural Services	10,000.00
Business licenses & Fees	580.00
Data Research Survey	9,656.00
General business expenses	
Memberships & subscriptions	3,312.00
Total General business expenses	**3,312.00**
Insurance	5,800.00
Legal & accounting services	
Accounting fees	21,895.00
Legal Fees	27,958.00
Total Legal & accounting services	**49,853.00**
Office expenses	
Office supplies	450.00
Total Office expenses	**450.00**
Professional Services	4,120.00
Rent	34,489.00
Utilities	1,200.00
Total Expenses	**$121,960.00**
NET OPERATING INCOME	**$ -424,531.00**
NET INCOME	**$ -424,531.00**

SYMBIHOM LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan from R.Moller	235,797.00
Total Other Current Liabilities	**$235,797.00**
Total Current Liabilities	**$235,797.00**
Total Liabilities	**$235,797.00**
Equity	
Owner Contribution/Basis	188,734.00
Retained Earnings	
Net Income	-424,531.00
Total Equity	**$ -235,797.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

SYMBIHOM LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-424,531.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loan from R.Moller	235,797.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**235,797.00**
Net cash provided by operating activities	**$ -188,734.00**
FINANCING ACTIVITIES	
Owner Contribution/Basis	188,734.00
Net cash provided by financing activities	**$188,734.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

SYMBIHOM LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Building Permits	12,456.50
Cost of labor - COGS	40,387.00
Subcontract	4,500.00
Supplies & materials	152,766.10
Total Cost of Goods Sold	**$210,109.60**
GROSS PROFIT	**$ -210,109.60**
Expenses	
Advertising & marketing	23,203.84
Architectural Services	7,954.50
Auto	
Parking & tolls	346.50
Repairs & maintenance	734.22
Vehicle gas & fuel	1,246.23
Total Auto	**2,326.95**
Business licenses & Fees	527.50
Contributions to charities	1,990.01
Data Research Survey	490.00
Entertainment	273.50
General business expenses	323.55
Bank fees & service charges	363.78
Continuing education	175.00
Memberships & subscriptions	946.90
Uniforms	1,183.67
Total General business expenses	**2,992.90**
Insurance	218.50
Liability insurance	4,515.00
Total Insurance	**4,733.50**
Legal & accounting services	15,496.03
Accounting fees	9,600.00
Legal Fees	8,250.00
Total Legal & accounting services	**33,346.03**
Meals	1,203.43
Medical Expenses	9,722.73
Office expenses	5,420.70
Shipping & postage	1,125.92
Small tools & equipment	2,114.98

SYMBIHOM LLC

Profit and Loss
January - December 2021

	TOTAL
Software & apps	1,324.71
Total Office expenses	**9,986.31**
Professional Services	67,520.70
Rent	41,309.00
Equipment rental	1,001.10
Total Rent	**42,310.10**
Utilities	3,546.15
Total Expenses	**$212,128.15**
NET OPERATING INCOME	**$ -422,237.75**
NET INCOME	**$ -422,237.75**

SYMBIHOM LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SymbiHom Checking (8798)	19,739.35
Total Bank Accounts	**$19,739.35**
Total Current Assets	**$19,739.35**
TOTAL ASSETS	**$19,739.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit card (7993)	17,820.10
Total Credit Cards	**$17,820.10**
Other Current Liabilities	
Convertible Note	20,000.00
Loan from R.Moller	372,504.00
Total Other Current Liabilities	**$392,504.00**
Total Current Liabilities	**$410,324.10**
Total Liabilities	**$410,324.10**
Equity	
Investors	240,000.00
Owner Contribution/Basis	216,184.00
Retained Earnings	-424,531.00
Net Income	-422,237.75
Total Equity	**$ -390,584.75**
TOTAL LIABILITIES AND EQUITY	**$19,739.35**

SYMBIHOM LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-422,237.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Ink Credit card (7993)	17,820.10
Convertible Note	20,000.00
Loan from R.Moller	136,707.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**174,527.10**
Net cash provided by operating activities	**$ -247,710.65**
FINANCING ACTIVITIES	
Investors	240,000.00
Owner Contribution/Basis	27,450.00
Net cash provided by financing activities	**$267,450.00**
NET CASH INCREASE FOR PERIOD	**$19,739.35**
CASH AT END OF PERIOD	**$19,739.35**

EXHIBIT H: BACKGROUND CHECKS





1. **Name of covered person:** Rebecca E. Moller

2. **Date:** August 11, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Rebecca E. Moller is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

    Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

    Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

    Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

    Details: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

    Details: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

    Details: No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. **Name of entity:** SYMBIHOM LLC

2. **Date:** August 11, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that SYMBIHOM LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

> **Details**: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

> **Details**: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

> **Details**: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

> **Details**: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

> **Details**: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

> **Details:** No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT I: BAY AREA HOUSING STATISTICS

SYMBiHOM LLC

BAY AREA HOUSING

Housing Characteristic	United States	San Francisco-Oakland-Hayward, CA Metro Area	San Jose-Sunnyvale-Santa Clara, CA Metro Area	Bay Area Estimates
Share of Housing Units Built after 1970 [Indicator or an Attached Garage]	62.1%	45.7%	60.0%	52.7%
Total Housing Units	138,539,906	1,825,205	697,955	3,076,799
Median Value Owner Occupied Units	$229,700	$910,300	$1,091,100	$835,100
Median Household Income	$61,937	$107,898	$124,696	$101,753
Total Owner Occupied Units	77,708,394	933,904	369,724	1,728,347
Percentge of Homeowners with a Mortgage Spending 35% or More of Household Income on Housing in 2018	20.9%	26.6%	25.8%	26.30%
Median Monthly Owner Costs (Units with a Mortgage)	$1,566	$3,104	$3,371	$2,912
Housing Units with a Mortgage	48,126,102	664,616	258,549	1,219,906
Percentage of Housing Units with a Mortgage	61.9%	71.2%	69.9%	70.6%
Share of Renter Occupied Units	36.1%	45.0%	44.3%	43.8%
Share of Owner Occupied Units	63.9%	55.0%	55.7%	56.2%
Rental Vacancy Rate	6.1	4.1	3.8	~4%
Median Rent [UPDATED TO 2022 1 BR FROM RENTCAFE.COM]	?????	$3045 / $2772 / $2227	$2754 / $2812 / $2829	$2,739
Percentge of Renters Spending 35% or More of Household Income on Gross Rent in 2018	40.6%	37.5%	36.4%	37.1%
Number of Owner Occupied, Single Family Homes with Garage or Carport	55,353,000	677,600	274,200	1,264,285
Share of Owner Occupied, Single Family Homes with Garage or Carport	86.0%	93.5%	96.4%	~95%
Number of Owner Occupied, Single Family Homes with Garage or Carport Built after 1970	34,739,000	273,400	124,200	667,120
Share of Owner Occupied, Single Family Homes built after 1970 with Garage or Carport	90.4%	99.1%	98.0%	95.0%
Share of homes affordable on median houshold income (Q1 2019)	62.6%	6.9%	13.8%	*

Source: 2018 Comparative Housing Characteristics, U.S. Census Bureau; 2017 American Housing Survey (AHS), U.S. Census Bureau; National Association of Home Builders Housing Opportunity Index (HOI)

Bay Area estimates based on data for San Jose-San Francisco-Oakland Combined Statistical Area (CSA).